[CBS Radio Inc. Letterhead]

February 8, 2017

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CBS Radio Inc.
Registration Statement on Form S-1
File No. 333-212443

Dear Mr. Spirgel:

CBS Radio Inc. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-1 (Registration No. 333-212443), and all exhibits filed therewith and amendments thereto (the “Registration Statement”), be withdrawn effective immediately, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company’s request is due to the Company’s decision not to proceed with the initial public offering of its securities. The Registration Statement has not been declared effective and no securities of the Company were sold in connection with the offering.

The Company is applying for withdrawal of the Registration Statement because the Company has entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 2, 2017, by and among the Company, CBS Corporation, a Delaware Corporation, Entercom Communications Corp. (“Entercom”), a Pennsylvania corporation, and Constitution Merger Sub. Corp., a Delaware corporation. Upon consummation of the transactions contemplated by the Merger Agreement and the other agreements signed by the Company in connection therewith, the Company will become a wholly owned subsidiary of Entercom.

We respectfully request that the Securities and Exchange Commission (the “Commission”) issue an order granting withdrawal of the Registration Statement, effective as of the date hereof or the earliest practical date thereafter, and send a copy of the order withdrawing the Registration Statement to the attention of David E. Shapiro via email at deshapiro@wlrk.com or via facsimile at (212) 403-2314 and Marshall P. Shaffer via email at mpshaffer@wlrk.com or via facsimile at (212) 403-2368, each of Wachtell, Lipton, Rosen & Katz.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate of the Company.

[Signature Page Follows]

Sincerely,

/s/ Andre J. Fernandez
Andre J. Fernandez
President and Chief Executive Officer

cc:	Jo Ann Haller
CBS Radio Inc.

Lawrence P. Tu
CBS Corporation

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